SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 23, 2003



Charter Communications, Inc.
(Exact name of registrant as specified in its charter)

Delaware
(State or Other Jurisdiction of Incorporation or Organization)

000-27927   **43-1857213**

(Commission File Number)   *(I.R.S. Employer Identification Number)*

12405 Powerscourt Drive
St. Louis, Missouri   63131
(Address of principal executive offices including zip code)

(314) 965-0555
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

ITEM 5. OTHER ITEMS

On September 23, 2003 Charter Communications, Inc. and its indirect subsidiary, CCH II, LLC ("CCH II") closed on the exchange of certain indebtedness, which was previously announced on September 19, 2003. Charter purchased an aggregate of $609 million principal amount of its convertible senior notes and $1.3 billion principal amount of the senior notes and senior discount notes issued by Charter Communications Holdings, LLC from a small number of institutional investors in privately negotiated transactions. In consideration for these securities, CCH II issued an aggregate of $1.6 billion principal amount of 10.25% notes due 2010. CCH II also sold an additional $30 million principal amount of 10.25% notes for an equivalent amount of cash. The proceeds were applied to transaction costs and for general corporate purposes.

The new notes will not be registered under the Securities Act of 1933, as amended (the "Securities Act"), and, unless so registered, may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. This shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the new notes in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

ITEM 7. EXHIBITS.

Exhibit
Number   Description

10.1   Indenture dated as of September 23, 2003.*

10.2   Exchange and Registration Rights Agreement dated as of September 23, 2003.*

10.3   CCH II Note Purchase Agreement.*

10.4   CCI Senior Notes Exchange Agreement.*

10.5   Holdings Senior Notes Exchange Agreement.*

   * filed herewith

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Report includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), regarding, among other things, our plans, strategies and prospects, both business and financial. Although we believe that our plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, we cannot assure you that we will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions including whether the previously announced asset divestitures are consummated. Many of the forward-looking statements contained in this Report may be identified by the use of forward-looking words such as "believe," "expect," "anticipate," "should," "planned," "will," "may," "intend," "estimated" and "potential," among others. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this Report are set forth in this Report and in other reports or documents that we file from time to time with the United States Securities and Exchange Commission, or the "SEC". All forward-looking statements attributable to the Company or a person acting on its behalf are expressly qualified in their entirety by this cautionary statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Charter Communications, Inc. has duly caused this Current Report to be signed on its behalf by the undersigned hereunto duly authorized.

CHARTER COMMUNICATIONS, INC.,
Registrant

Dated: September 25, 2003

By: /s/ Paul E. Martin
Name: Paul E. Martin
Title: Senior Vice President and Corporate Controller(Principal Accounting Officer)

EXHIBIT INDEX

Exhibit Number	Description
10.1	Indenture dated as of September 23, 2003.*
10.2	Exchange and Registration Rights Agreement dated as of September 23, 2003.*
10.3	CCH II Note Purchase Agreement.*
10.4	CCI Senior Notes Exchange Agreement.*
10.5	Holdings Senior Notes Exchange Agreement.*

 * filed herewith